

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Justin Hall, Esq.
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

      Re: NovaBay Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed July 26, 2019
           File No. 333-232860

Dear Mr. Hall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Healthcare & Insurance